OCT-15-2010 13:40 P.02/02

082-03520


10016463

NEWS RELEASE
BURNSTONE VENTURES INC.

Suite 800 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

October 15, 2010 **CNSX Symbol: BVE**

CORPORATE UNDATE

$100,000 PRIVATE PLACEMENT

SUPPL

Vancouver, BC, Canada –Burnstone Ventures Inc. ("**Burnstone**" or the "Company") is pleased to announce that it has arranged a non-brokered private placement of up to **1,666,666** units at a price of **$0.06** per unit (the "**Units**") for gross proceeds of $100,000 (the "**Offering**"). Each Unit will consist of one (1) common share and one (1) transferable share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one (1) additional common share of the Company for a period of two (2) years from the closing date of the Offering at an exercise price of **$0.10** per common share.

In connection with the private placement, Burnstone may pay finders' fees pursuant to the policies of the CNSX. The Company anticipates that there may be insider participation in the above private placement, for which the Finders will not receive a commission. Proceeds from the offering will be used by Burnstone for further exploration efforts and general ongoing corporate matters.

The above private placement is subject to all regulatory and board approvals.

For further information, please contact:

Gordon Keevil – President

(604) 687-2038 or visit our website at www.pure-diamonds.ca or www.burnstoneventures.com.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com

dlw 10/20

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